Exhibit 99.1

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MOGU Announces Unaudited Financial Results for the Six Months Ended March 31, 2024 and Fiscal Year 2024

HANGZHOU, China, July 9, 2024 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended March 31, 2024 and fiscal year 2024.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented,In the second half of 2024, competition in China’s online retail industry continued to intensify. Having entered its seventh year, the live streaming e-commerce industry is experiencing a new lifecycle of key opinion leaders (KOLs). Major platforms are overseeing the rise and cultivation of new KOLs, while veteran KOLs are cycling out of mainstream prominence. With evolving dynamics and challenges spanning the online retail industry, MOGU has also been impacted. In the second half of fiscal year 2024, MOGU’s gross merchandise value (GMV) decreased by 6% to RMB3.04 billion.

To mitigate these challenges, we have been implementing a new operational strategy that was proposed during this fiscal year to restructure into a professional services platform. MOGU now provides KOLs with more comprehensive services including merchant sourcing, product promotion, and streaming assistance in an attempt to further reduce operational costs for merchants and KOLs. Alongside this, we are leveraging the sales expertise and service capabilities we have accrued over the years to conduct live streaming operations for merchants and KOL agency businesses. These live streaming operations run across a diverse array of channels, notably including Douyin, Kuaishou and Xiaohongshu. We believe this segment offers great potential and will be beneficial to diversifying our revenue structure.

“During the second half of fiscal year of 2024, our total revenues decreased by 34.3% to RMB77.0 million. The loss from operations was RMB27.1 million, compared to RMB139.4 million for the same period of fiscal year 2023. Over the past six months, we have diligently optimized our cost structure and improved operational efficiency, yielding positive outcomes. However, despite these efforts, the increasing cost of acquiring new customers and a decline in revenue prevented us from achieving our targeted operational results. Looking ahead, we will continue to focus on cost reduction and efficiency enhancements and continue looking for new revenue growth opportunities. We are confident that these measures will contribute to our overall financial resilience and sustainable growth. ” added Ms. Qi Feng, Financial Controller.

Highlights For the Six Months Ended March 31, 2024

•
Total revenues for the six months ended March 31, 2024 decreased by 34.3% to RMB77.0 million (US$10.7 million) from RMB117.2 million during the same period of fiscal year 2023.
•
Live video broadcast (“LVB”) associated GMV for the six months ended March 31, 2024 decreased by 6.8% period-over-period to RMB2,950 million (US$408.6 million2).

•
GMV for the six months ended March 31, 2024 was RMB3,036 million (US$420.5 million), a decrease of 6.3% period-over-period.

1 GMV are to gross merchandise volume, refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2024, which was RMB7.2203 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Financial Results For the Six Months Ended March 31, 2024

Total revenues for the six months ended March 31, 2024 decreased by 34.3% to RMB77.0 million (US$10.7 million) from RMB117.2 million during the same period of fiscal year 2023.

•
Commission revenues for the six months ended March 31, 2024 decreased by 28.6% to RMB54.1 million (US$7.5 million) from RMB75.8 million in the same period of fiscal year 2023, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Marketing services revenues for the six months ended March 31, 2024 decreased by 85.0% to RMB0.2 million (US$0.03 million) from RMB1.4 million in the same period of fiscal year 2023, primarily due to the challenging competitive environment.
•
Financing solutions revenues for the six months ended March 31, 2024 decreased by 19.2% to RMB4.9 million (US$0.7 million) from RMB6.0 million in the same period of fiscal year 2023. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.
•
Technology service revenues for the six months ended March 31,2024 decreased by 51.6% to RMB14.9 million (US$2.1 million) from RMB30.8 million in the same period of fiscal year 2023, primarily attributable to the decrease of insurance technology service revenue.
•
Other revenues for the six months ended March 31, 2024 decreased by 7.4% to RMB2.9 million (US$0.4 million) from RMB3.2 million in the same period of fiscal year 2023.

Cost of revenues for the six months ended March 31, 2024 decreased by 23.3% to RMB41.6 million (US$5.8 million) from RMB54.2 million in the same period of fiscal year 2023, which was primarily due to a decrease in IT-related expenses of RMB7.3 million and decrease in payroll costs of RMB5.4 million,in line with the overall reduction in revenue.

Sales and marketing expenses for the six months ended March 31, 2024 decreased by 14.1% to RMB30.1 million (US$4.2 million) from RMB35.1 million in the same period of fiscal year 2023, primarily due to a decrease in performance-related year-end bonus.

Research and development expenses for the six months ended March 31, 2024 decreased by 20.4% to RMB12.8 million (US$1.8 million) from RMB16.1 million in the same period of fiscal year 2023, primarily due to a decrease in performance-related year-end bonus.

General and administrative expenses for the six months ended March 31, 2024 decreased by 11.3% to RMB27.2 million (US$3.8 million) from RMB30.7 million in the same period of fiscal year 2023, primarily due to a decrease in performance-related year-end bonus.

Amortization of intangible assets for the six months ended March 31, 2024 decreased by 99.8% to RMB0.08 million (US$0.01 million) from RMB40.0 million in the same period of the fiscal year 2023, primarily because the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 had been fully amortized as of December 31, 2022.

Impairment of goodwill and intangible assets for the six months ended March 31, 2024 decreased by 100.0% to nil from RMB84.7 million in the same period of fiscal year 2023, primarily due to the Company’s recognition of a full impairment charge of RMB63.5 million against its remaining goodwill balance and impairments totaling of RMB21.2 million for intangible assets which had been recorded in connection with the acquisition of Hangzhou Ruisha Technology Co., Ltd. ("Ruisha Technology") in the same period of fiscal year 2023.

Loss from operations for the six months ended March 31, 2024 was RMB27.1 million (US$3.8 million), compared to the loss from operations of RMB139.4 million in the same period of fiscal year 2023.

Net loss attributable to MOGU Inc. for the six months ended March 31, 2024 was RMB23.9 million (US$3.3 million), compared to the net loss attributable to MOGU Inc. of RMB120.5 million in the same period of fiscal year 2023.

Adjusted EBITDA3 for the six months ended March 31, 2024 was negative RMB20.7 million (US$2.9 million), compared to negative RMB6.8 million in the same period of fiscal year 2023.

Adjusted net loss4 for the six months ended March 31, 2024 was RMB22.3 million (US$3.1 million), compared to the adjusted net loss of RMB46.7 million in the same period of fiscal year 2023.

Basic and diluted loss per ADS for the six months ended March 31, 2024 were RMB2.74 (US$0.38) and RMB2.74 (US$0.38), respectively, compared with RMB14.07 and RMB14.07, respectively, in the same period of fiscal year 2023. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB420.6 million (US$58.3 million) as of March 31, 2024, compared with RMB562.8 million as of March 31, 2023.

Fiscal Year 2024 Financial Results

Total revenues decreased by 30.9% to RMB160.3 million (US$22.2 million) from RMB232.1 million in fiscal year 2023.

•
Commission revenues decreased by 25.6% to RMB109.7 million (US$15.2 million) from RMB147.5 million in fiscal year 2023, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Marketing services revenues decreased by 78.2% to RMB1.0 million (US$0.1 million) from RMB4.4 million in fiscal year 2023. The decrease was primarily due to the challenging competitive environment.
•
Financing solutions revenues decreased by 20.7% to RMB10.3 million (US$1.4 million) from RMB12.9 million in the same period of fiscal year 2023. The decrease was primarily due to the decrease in service fees of loans to users in line with the lower GMV.
•
Technology service revenues increased by 43.5% to RMB33.3 million (US$4.6 million) from RMB58.9 million in the fiscal year 2023, primarily attributable to a decrease in insurance technology services and software services revenue due to the challenging competitive environment.
•
Other revenues decreased by 27.0% to RMB6.1 million (US$0.8 million) from RMB8.3 million in fiscal year 2023, primarily due to the decrease in branding services revenue.

Cost of revenues decreased by 19.9% to RMB91.2 million (US$12.6 million) from RMB113.9 million in fiscal year 2023, which was primarily due to a decrease in IT-related expenses of RMB11.3 million, payroll cost of RMB9.9 million and payment handling costs of RMB2.5 million, in relation to the overall reduction in revenue.

Sales and marketing expenses decreased by 0.5% to RMB67.4 million (US$9.3 million) from RMB67.7 million in fiscal year 2023, primarily due to a decrease in payroll cost of RMB13.2 million in relation to the decrease of performance-related year-end bonus, partially offset by spending on branding and user acquisition activities of RMB12.9 million.

Research and development expenses decreased by 27.9% to RMB26.7 million (US$3.7 million) from RMB37.1 million in fiscal year 2023, primarily due to a decrease in performance-related year-end bonus.

General and administrative expenses decreased by 13.1% to RMB55.1 million (US$7.6 million) from RMB63.4 million in fiscal year 2023, primarily due to a decrease in performance-related year-end bonus of RMB7.2 million and professional service fees of RMB1.8 million.

3 Adjusted EBITDA represents net loss before (i) interest income, interest expense, (gain)/loss from investments, net, income tax (benefits)/expenses and share of results of equity investees, impairment of goodwill and intangible assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

4 Adjusted net loss represents net loss excluding (i) (gain)/loss from investments, net, (ii) share-based compensation expenses, (iii) impairment of goodwill and intangible assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Amortization of intangible assets decreased by 96.8% to RMB1.9 million (US$0.3 million) from RMB60.0 million in fiscal year 2023, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 had been fully amortized as of December 31, 2022.

Impairment of goodwill and intangible assets for the year ended March 31, 2024 was RMB9.9 million (US$1.4 million), compared to RMB84.7 million in the fiscal year 2023. In fiscal year 2023, the Company recognized a full impairment charge of RMB63.5 million against its remaining goodwill balance and impairments totaling of RMB21.2 million for intangible assets which had been recorded in connection with the acquisition of Ruisha Technology. In fiscal year 2024, the Company recognized a full impairment charge of

RMB9.9 million against its intangible assets arising from the acquisition of Ruisha Technology. The recorded impairments resulted from weaker-than-expected operating results which reflect an increasingly competitive business environment and the related limited future economic benefits expected to be generated from these intangible assets.

Loss from operations was RMB79.2 million (US$11.0 million), compared to the loss from operations of RMB187.4 million in fiscal year 2023.

Net loss attributable to MOGU Inc. was RMB59.3 million (US$8.2 million), compared to the net loss attributable to MOGU Inc. of RMB178.0 million in fiscal year 2023.

Adjusted EBITDA was negative RMB54.6 million (US$7.6 million), compared to negative RMB23.9 million in fiscal year 2023.

Adjusted net loss was RMB55.1 million (US$7.6 million), compared to the adjusted net loss of RMB78.5 million in fiscal year 2023.

Basic and diluted loss per ADS were RMB6.85 (US$0.95) and RMB6.85 (US$0.95) respectively, compared with RMB20.90 and RMB20.90, respectively, in fiscal year 2023. One ADS represents 300 Class A ordinary shares.

Subsequent event

On May 14, 2024, the board of directors of the Company approved a new share repurchase program where the Company is authorized to repurchase up to US$8 million of its shares, effective until May 12, 2025.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net income/loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, interest expense, (gain)/loss from investments, net, income tax (benefits)/expenses, share of results of equity investees, impairment of goodwill and intangible assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding (gain)/loss from investments, net, impairment of goodwill and intangible assets, share-based compensation expenses, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as

MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Ms. Rachel Xia

Phone: +852-2232-3980

E-mail: rachel.xia@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	416,201	358,787	49,691
Restricted cash	810	511	71
Short-term investments	145,836	61,312	8,492
Inventories, net	144	98	14
Loan receivables, net	32,229	31,564	4,372
Prepayments, receivables and other current assets	69,126	54,956	7,610
Amounts due from related parties	1,260	587	81
Total current assets	665,606	507,815	70,331
Non-current assets:
Property and equipment, net	194,589	299,741	41,514
Intangible assets, net	12,554	949	131
Right-of-use assets	5,441	2,576	357
Investments	69,318	81,808	11,330
Other non-current assets	63,640	45,473	6,298
Total non-current assets	345,542	430,547	59,630
Total assets	1,011,148	938,362	129,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,179	6,862	950
Salaries and welfare payable	13,550	6,936	961
Advances from customers	245	207	29
Taxes payable	11,126	1,285	178
Amounts due to related parties	4,196	5,341	740
Current portion of lease liabilities	2,654	1,888	261
Accruals and other current liabilities	295,717	299,317	41,455
Total current liabilities	335,667	321,836	44,574
Non-current liabilities:
Non-current lease liabilities	753	773	107
Deferred tax liabilities	3,369	1,299	180
Total non-current liabilities	4,122	2,072	287
Total liabilities	339,789	323,908	44,861
Shareholders’ equity
Ordinary shares	181	181	25
Treasury stock	(137,446)	(137,446)	(19,036)
Statutory reserves	3,331	3,331	461
Additional paid-in capital	9,484,664	9,489,254	1,314,246
Accumulated other comprehensive income	82,396	89,567	12,405
Accumulated deficit	(8,795,764)	(8,856,494)	(1,226,610)
Total MOGU Inc. shareholders’ equity	637,362	588,393	81,491
Non-controlling interests	33,997	26,061	3,609
Total shareholders’ equity	671,359	614,454	85,100
Total liabilities and shareholders’ equity	1,011,148	938,362	129,961

The financial statements as of March 31, 2023 are being revised to correct an error related to the receipts from users, amounting to RMB 25,000, which was previously accounted for as repayments of loan receivables. It has been revised to record the receipts in the accruals and other current liabilities as of March 31, 2023. The impacts of the revision on the previously issued consolidated financial statements are not considered material to the financial statements taken as a whole.

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	75,814	54,123	7,496	147,514	109,742	15,199
Marketing services revenues	1,434	215	30	4,416	961	133
Financing solutions revenues	6,017	4,864	674	12,947	10,267	1,422
Technology service revenues	30,790	14,900	2,064	58,867	33,288	4,610
Other revenues	3,175	2,940	407	8,332	6,086	843
Total revenues	117,230	77,042	10,671	232,076	160,344	22,207
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(54,243)	(41,589)	(5,760)	(113,884)	(91,191)	(12,629)
Sales and marketing expenses	(35,063)	(30,117)	(4,171)	(67,709)	(67,391)	(9,334)
Research and development expenses	(16,146)	(12,845)	(1,779)	(37,068)	(26,724)	(3,701)
General and administrative expenses	(30,704)	(27,234)	(3,772)	(63,445)	(55,148)	(7,638)
Amortization of intangible assets	(39,970)	(75)	(10)	(59,992)	(1,901)	(263)
Impairment of goodwill and intangible assets	(84,693)	—	—	(84,693)	(9,945)	(1,377)
Other income, net	4,201	7,725	1,070	7,267	12,784	1,771
Loss from operations	(139,388)	(27,093)	(3,751)	(187,448)	(79,172)	(10,964)
Interest income	8,376	5,577	772	17,389	12,719	1,762
Interest expense	(270)	(191)	(26)	(598)	(191)	(26)
Gain/(loss) from investments, net	816	(314)	(43)	(18,615)	953	132
Loss before income tax and share of results of equity investees	(130,466)	(22,021)	(3,048)	(189,272)	(65,691)	(9,096)
Income tax benefits/(expenses)	897	(44)	(6)	1,983	1,618	224
Share of results of equity investee	2,008	(2,382)	(330)	883	(2,886)	(400)
Net loss	(127,561)	(24,447)	(3,384)	(186,406)	(66,959)	(9,272)
Net loss attributable to non-controlling interests	(7,015)	(569)	(79)	(8,422)	(7,674)	(1,063)
Net loss attributable to MOGU Inc.	(120,546)	(23,878)	(3,305)	(177,984)	(59,285)	(8,209)
Net loss	(127,561)	(24,447)	(3,384)	(186,406)	(66,959)	(9,272)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(4,231)	(1,295)	(179)	14,264	3,675	509
Unrealized securities holding gains/(losses), net of tax	302	1,794	248	(884)	3,496	484
Total comprehensive loss	(131,490)	(23,948)	(3,315)	(173,026)	(59,788)	(8,279)
Total comprehensive loss attributable to non-controlling interests	(7,015)	(569)	(79)	(8,422)	(7,674)	(1,063)
Total comprehensive loss attributable to MOGU Inc.	(124,475)	(23,379)	(3,236)	(164,604)	(52,114)	(7,216)
Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.01)	(0.00)	(0.07)	(0.02)	(0.00)
Diluted	(0.05)	(0.01)	(0.00)	(0.07)	(0.02)	(0.00)
Net loss per ADS
Basic	(14.07)	(2.74)	(0.38)	(20.90)	(6.85)	(0.95)
Diluted	(14.07)	(2.74)	(0.38)	(20.90)	(6.85)	(0.95)
Weighted average number of shares used in computing net loss per share
Basic	2,570,915,725	2,613,782,580	2,613,782,580	2,554,338,579	2,597,764,333	2,597,764,333
Diluted	2,570,915,725	2,613,782,580	2,613,782,580	2,554,338,579	2,597,764,333	2,597,764,333
Share-based compensation expenses included in:
Cost of revenues	640	75	10	1,448	490	68
General and administrative expenses	2,786	1,579	219	7,855	3,342	463
Sales and marketing expenses	950	20	3	3,398	439	61
Research and development expenses	351	127	18	862	319	44

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	5,930	(7,554)	(1,046)	(10,090)	(40,461)	(5,604)
Net cash provided by/(used in) investing activities	28,763	1,013	140	608	(19,766)	(2,738)
Net cash used in financing activities	(9,092)	—	—	(12,064)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(2,369)	(822)	(114)	(860)	2,514	349
Net increase/(decrease) in cash and cash equivalents and restricted cash	23,232	(7,363)	(1,020)	(22,406)	(57,713)	(7,993)
Cash and cash equivalents and restricted cash at beginning of period	393,779	366,661	50,782	439,417	417,011	57,755
Cash and cash equivalents and restricted cash at end of period	417,011	359,298	49,762	417,011	359,298	49,762

MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended			For the years ended
		March 31,			March 31,
		2023	2024		2023	2024
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(127,561)	(24,447)	(3,384)	(186,406)	(66,959)	(9,272)
Add:	Interest expense	270	191	26	598	191	26
Less:	Income tax (benefits)/expenses	(897)	44	6	(1,983)	(1,618)	(224)
Less:	Interest income	(8,376)	(5,577)	(772)	(17,389)	(12,719)	(1,762)
Add:	Amortization of intangible assets	39,970	75	10	59,992	1,901	263
Add:	Depreciation of property and equipment	3,244	4,562	632	5,311	8,091	1,121
	EBITDA	(93,350)	(25,152)	(3,482)	(139,877)	(71,113)	(9,848)
Add:	Impairment of goodwill and intangible assets	84,693	—	—	84,693	9,945	1,377
Add:	Share-based compensation expenses	4,727	1,801	250	13,563	4,590	636
Add:	Share of result of equity investees	(2,008)	2,382	330	(883)	2,886	400
Less:	(Gain)/Loss from investments, net	(816)	314	43	18,615	(953)	(132)
	Adjusted EBITDA	(6,754)	(20,655)	(2,859)	(23,889)	(54,645)	(7,567)
	Net loss	(127,561)	(24,447)	(3,384)	(186,406)	(66,959)	(9,272)
Add:	(Gain)/Loss from investments, net	(816)	314	43	18,615	(953)	(132)
Add:	Share-based compensation expenses	4,727	1,801	250	13,563	4,590	636
Add:	Impairment of goodwill and intangible assets	84,693	—	—	84,693	9,945	1,377
Less:	Adjusted for tax effects	(7,713)	—	—	(8,948)	(1,755)	(243)
	Adjusted net loss	(46,670)	(22,332)	(3,091)	(78,483)	(55,132)	(7,634)